                                                               EXHIBIT (a)(1)(A)

                            AMENDMENT AND SUPPLEMENT

                                       TO

                           OFFER TO PURCHASE FOR CASH

                      ALL OF THE LIMITED PARTNERSHIP UNITS

                                       OF

                           AMERICAN RETIREMENT VILLAS
                              PROPERTIES III, L.P.

                                       AT

                               $400 NET PER UNIT
                               (INCREASED PRICE)

                                       BY

                             ARVP ACQUISITION, L.P.

     This Amendment and Supplement amends and provides additional information concerning ARVP Acquisition, L.P.'s Offer, dated October 18, 2001, to purchase limited partnership units ("Units") of American Retirement Villas Properties III, L.P., a California limited partnership (the "Partnership"). The Offer is made pursuant to our Offer to Purchase of that date, as amended and supplemented hereby, and this Amendment and Supplement should be read in conjunction therewith.

     Please carefully read this Amendment and Supplement and the Offer to Purchase, including the accompanying Letter of Transmittal, before deciding whether to tender your Units.

OUR AMENDED OFFER.

     As set forth in the original Offer to Purchase, we are offering to purchase Units of the Partnership. We are wholly owned by ARV Assisted Living, Inc., the General Partner of the Partnership. We are making the following amendments to our original Offer to Purchase. We refer to the Offer to Purchase as amended and supplemented herein, as the "Offer."

     Increase in Offer Price to $400 per Unit. We are now offering to purchase Units at a net cash price of $400 per Unit, without interest, reduced by the amount of distributions per Unit, if any, made by the Partnership from the date of the original Offer to Purchase until the date that we purchase the Units tendered. This new price is $40, or 11%, higher than our original offer price of $360 per Unit. In establishing the new purchase price proposed to be paid, we took into account a variety of factors, including those set forth in the original Offer to Purchase and the subsequent events that have occurred since our original Offer, which we describe below.

     Increase in Number of Units We are Seeking to Purchase. We are now hereby offering to purchase all of the outstanding Units of the Partnership, not just 10,000 Units as set forth in our original Offer to Purchase. As a result, if you have tendered all of your Units, and we purchase any Units, all of your Units would be purchased at the increased price of $400, and the payment of the purchase price will not be delayed by the need to calculate the exact percentage of Units purchased. It is the General Partner's belief that the ability of a Unitholder to sell all of his or her Units promptly and to eliminate the need to comply with the annual reporting of the tax information on the form K-1s sent to Unitholders, will be attractive to Unitholders.

     Reduction in the Minimum Condition. In our original Offer to Purchase, we were not required to purchase any Units tendered if less than a majority of outstanding Units were tendered. See "THE TENDER
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OFFER -- Conditions to the Offer" in the original Offer to Purchase. We are now amending this condition so that we will not be required to purchase any Units tendered if less than 30% of outstanding Units are tendered.

BACKGROUND, PURPOSE, AND EFFECTS OF THE OFFER.

     Background of the Offer. After we made our original Offer, certain events occurred that caused us to reconsider the terms of our original Offer.

     On October 22, 2001, the General Partner was notified by the Arizona Department of Health Services, Assurance and Licensure Services that the Partnership's Chandler Villas community must add fire protection sprinklers throughout the residents' units. The General Partner estimates that the cost of adding the sprinklers is approximately $600,000. Our Offer of $400 per Unit gives consideration to this cost.

     On October 23, 2001, the General Partner received from Vintage Senior Housing, LLC ("Vintage"), an affiliate of C3 Capital, LLC, a California limited liability company ("C3 Capital"), a highly conditional offer to purchase all of the Partnership's non-cash assets for $19.5 million. Vintage's offer is attached hereto. Vintage's offer is subject to, among other things, significant due diligence and financing contingencies. If Vintage could finance the purchase by providing the necessary cash and obtaining the necessary financing, and the other numerous conditions could be satisfied, Vintage estimates that you would eventually receive liquidating distributions of $428 per Unit, approximately $45 per Unit higher than our estimate of the liquidation value of the Partnership's assets as set forth in our Offer to Purchase. Vintage has not disclosed, however, the source of capital, if any, from which it expects to finance its proposed purchase. Vintage's offer states that it has obtained a "letter of interest" from a potential lender, a copy of which was not provided to the General Partner. The General Partner is not aware of any commitment obtained by Vintage to secure the financing necessary to close the purchase. The General Partner has responded to Vintage's conditional offer by requesting additional information with respect to financing and informing them of the recent development to the Partnership's Chandler Villas property as described above. The General's Partner's response to Vintage is attached hereto.

     Additionally, any such sale of the Partnership assets would require approval of the Unitholders as well as the Partnership's lender. Such approvals would take time. The General Partner estimates that the earliest a sale could occur and all necessary approvals could be obtained, such that a liquidating distribution could be made to Unitholders, would be the second quarter of next year.

     We commenced our original Offer to give Unitholders a more attractive alternative to C3 Capital's hostile offer. On October 24, 2001, C3 Capital withdrew its offer to purchase 10,000 Units for $300 per Unit.

     Also on October 24, 2001, C3 Capital sent a letter to Unitholders describing the Vintage offer and claiming that, upon the sale of the Partnership's assets to Vintage, Unitholders would receive liquidating distributions in the future of approximately $428 per Unit. Please note that Vintage is not offering to buy your Units. The C3 Capital offer has been completely withdrawn.

     The General Partner recently received a phone call from another real estate investor who indicated that they might be interested in purchasing the Partnership's assets. There was no discussion of price or other terms.

     Purpose of the Offer. The purpose of our revised Offer is to provide Unitholders with an opportunity to sell all of your Units now at a price per Unit that the General Partner believes to be fair and to enable the General Partner to acquire a controlling interest in the Partnership.

     Because of the inherent conflicts of interest in this matter, the General Partner is not making any recommendation to you as to whether you should tender your Units to us. Our revised Offer will enable Unitholders to promptly sell all of your Units for $400 per Unit in cash if you wish to do so.

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     Effects of the Offer.  If we are successful in completing the Offer and own more than 30% of the outstanding Units, the General Partner will be the major holder of Units and may be in a position to effectively control all decisions that require a vote of the Unitholders. If the Offer is completed and we own more than 50% of the outstanding Units, the General Partner will be in a position to control all decisions with respect to the Partnership. If we purchase more than 90% of the outstanding Units, the General Partner could cause the Partnership to merge with us without the consent of any other Unitholders as described under "EFFECTS OF THE OFFER" in the original Offer to Purchase.

     If we purchase fewer than 90% of the outstanding Units pursuant to our Offer, the General Partner's present intention is to continue to operate the Partnership as in the past, with a view to enhancing the value of the properties and to increasing the amount of cash distributable to Unitholders. The General Partner reserves the right, however, to evaluate all alternatives available to it as specified under "EFFECTS OF THE OFFER" in the Offer to Purchase. If we acquire more than 90% of the outstanding Units, the General Partner intends to cause the Partnership to merge with us as described under "EFFECTS OF THE OFFER" in the Offer to Purchase.

FAIRNESS OF THE OFFER; DETERMINATION OF THE OFFER PRICE.

     The General Partner continues to believe, based on and subject to the factors set forth in the Offer to Purchase as supplemented by the information set forth in this Amendment and Supplement, that the Offer is fair to you. In making this determination, the General Partner took into account the possibility of a sale of the Partnership's non-cash assets being consummated for a price equal to or in excess of the $19.5 million conditional offer by Vintage as described under "BACKGROUND, PURPOSE, AND EFFECTS OF THE OFFER," and that in such event, the amount that could be distributed to Unitholders in the future could equal or exceed the $428 per Unit estimated by Vintage. The General Partner also took into account the possible time periods associated with such a process and possible risks and uncertainties associated with it, including the difficulties or delays in obtaining financing, uncertainties in the financial markets caused by world or economic events, difficulties or delays in obtaining consents, and the known and unknown costs and contingent liabilities associated with the liquidation of an entity such as the Partnership.

     In determining the increased price, the General Partner did not conduct any further financial analysis in addition to what was disclosed in the Offer to Purchase. The decision to increase the price was based on a variety of factors, including the General Partner's ability to arrange financing over and above its available cash to enable us to pay more for the Units, the fact that we are now able to offer to purchase all outstanding Units and therefore ultimately own a larger interest in the Partnership after the Offer is consummated, the costs that must be incurred with respect to the Chandler Villas properties as described above, and the existence of the Vintage conditional proposal (even with its uncertainties). None of these factors was given any particular weight, and they were considered as a whole.

TERMS OF THE OFFER.

     Expiration Date. We are not extending the Expiration Date of the Offer with this Amendment and Supplement. The Expiration Date is still 12:00 Midnight, Eastern time, on November 15, 2001. We continue to have the right to extend the Offer as set forth in the original Offer to Purchase.

     Subsequent Offering Period. Pursuant to Rule 14d-11 under the Exchange Act, we currently intend to elect, if necessary, to provide a subsequent offering period (a "Subsequent Offering Period"). The Subsequent Offering Period may continue for three to 20 business days following the expiration of the Offer on the Expiration Date and acceptance for payment of the Units tendered in the Offer. A Subsequent Offering Period is an additional period of time, following the first purchase of Units in the Offer, during which Unitholders may tender Units and be paid for them promptly.

     During a Subsequent Offering Period, tendering Unitholders will not have withdrawal rights, and we will promptly purchase and pay for any Units tendered at the same price paid in the Offer. Rule 14d-11 provides that we may provide a Subsequent Offering Period so long as, among other things, (a) the initial 20-business day period of the Offer has expired, (b) we offer the same form and amount of consideration for Units
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tendered during the Subsequent Offering Period as in the initial Offer, (c) we immediately accept and promptly pay for all Units tendered during the Offer prior to its expiration, (d) we announce the results of the Offer, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period, and (e) we immediately accept and promptly pay for Units as they are tendered during the Subsequent Offering Period. If we elect to include a Subsequent Offering Period, we will notify Unitholders consistent with the requirements of the Securities and Exchange Commission.

     PURSUANT TO RULE 14D-7(A)(2) OF THE EXCHANGE ACT, NO WITHDRAWAL RIGHTS APPLY TO UNITS TENDERED DURING A SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS APPLY DURING THE SUBSEQUENT OFFERING PERIOD WITH RESPECT TO UNITS TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION WILL BE PAID TO UNITHOLDERS TENDERING UNITS IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

WITHDRAWAL RIGHTS.

     Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment as provided in the original Offer to Purchase, may also be withdrawn any time after December 16, 2001 (the 60th day from the commencement of the Offer) or such later day as may apply in case the Offer is extended. Once Units are accepted for payment, they cannot be withdrawn.

     If we provide a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Units tendered during such Subsequent Offering Period or to Units tendered in the Offer and accepted for payment.

SOURCE AND AMOUNT OF FUNDS.

     The total amount of funds required for us to purchase all of the outstanding Units pursuant to the Offer and to pay fees and expenses related thereto, is estimated to be approximately $8 million. We plan to obtain all funds needed for the Offer from cash contributed by the General Partner. The General Partner intends to obtain these funds from its cash on hand and a loan of $4.25 million from Red Mortgage Capital, Inc. The loan will bear interest at a rate of 10.25% per year and mature on January 1, 2003. The loan will be secured by a pledge of all Units, and any distributions on such Units, purchased by us in the Offer. In addition, the General Partner will deposit or pledge $2.2 million of cash, or a lesser amount depending upon its ownership interest in the Partnership after the Offer, and pledge its equity interest in another of its properties. The loan is conditioned upon the General Partner committing a minimum of $3.25 million of its own funds to the Offer. The loan is still subject to final approval by Red Mortgage Capital's Loan Committee. The General Partner expects to be able to meet all conditions to the proposed financing to enable the funding to be available promptly upon the purchase of the Units.

CONDITIONS TO THE OFFER.

     The Offer is conditioned upon, among other things as set forth in the Offer to Purchase, the General Partner having received the proceeds of the financing in accordance with the commitment letter described above under "SOURCE AND AMOUNT OF FUNDS."

     The Offer is now conditioned upon there being tendered and not withdrawn a number of Units that, together with the Units already owned by the General Partner, will constitute at least 30%, as opposed to a majority as set forth in the original Offer to Purchase, of the outstanding Units.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES.

     Sale of Units Pursuant to Our Amended Offer. The tax consequences associated with a sale of your Units pursuant to the Offer to Purchase are described in the Offer to Purchase, and our amended offer set forth in this Amendment and Supplement does not change the tax consequences associated with any such

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sale. However, if we purchase any Units pursuant to the Offer to Purchase, the amended offer eliminates the risk that a Unitholder tendering all of its Units will not be able to sell all of its Units pursuant to the Offer to Purchase. All references herein to a "Section" refer to sections of the Internal Revenue Code of 1986, as amended (the "Code").

     Sale of Assets. If the Partnership were to sell its assets to Vintage pursuant to the Vintage offer described above, or to any other party, each Unitholder would be required to report his or her allocable share of the Partnership's gain or loss on the sale in the Unitholder's taxable year in which the assets are sold. Each Unitholder's allocable share of Partnership net taxable income or loss from operations, capital gains and losses, Section 1231 gains and losses (as defined below), Section 1245 gains (as defined below), and
Section 1250 gains (as defined below) (as such allocable share is determined in accordance with the allocation provisions contained in the Partnership Agreement) would be reflected on the applicable Schedule K-1.

     Section 1231 Gains and Losses. "Section 1231 gains" are those gains arising from the sale or exchange of "Section 1231 Property," which is defined to include (a) depreciable assets used in a trade or business and held for more than one year or (b) real property used in a trade or business and held for more than one year, in each case subject to exception for inventory property and property held primarily for sale to customers in the ordinary course of business. Conversely, "Section 1231 losses" are those losses arising from the sale or exchange of Section 1231 Property.

     To the extent that a Unitholder's Section 1231 gains for any taxable year exceed its Section 1231 losses for the year, subject to certain exceptions (such as depreciation recapture, as discussed below), such gains and losses generally are treated as long-term capital gains. However, Section 1231 gains are treated as ordinary income to the extent of prior Section 1231 losses from any source that were treated as ordinary in any of the previous five years. If a Unitholder's Section 1231 losses exceed his or her Section 1231 gains for any taxable year, such losses and gains are treated as ordinary losses and gains by the Unitholder. For these purposes, Section 1231 gains and losses are netted at the Partnership level, and each Unitholder's share of the Partnership's net
Section 1231 gain or net Section 1231 loss is then netted against the Unitholder's Section 1231 gains and Section 1231 losses from sources other than the Partnership to determine the Unitholder's net Section 1231 gain or loss.

     Section 1245 and Section 1250 Gains. Under Sections 1245 and 1250 of the Code, a portion of any gain recognized upon a sale of the Partnership's assets (including Section 1231 Property) equal to all or a portion of the depreciation expense claimed with respect to the assets may be "recaptured" as ordinary income upon such sale or other disposition ("Section 1245 gains" and "Section 1250 gains," respectively), notwithstanding that the gain recognized would have been treated as capital gain in the absence of Section 1245 and/or 1250.

     Distributions After a Sale of Assets. After allocating to Unitholders income or loss from a sale of assets (with the concomitant tax basis adjustments), the distribution of proceeds from the sale would reduce each Unitholder's federal income tax basis in its Units. To the extent that the cash received by a Unitholder in such distribution, when added to the Unitholder's allocable share of the Partnership's debt assumed in the sale, exceeded the Unitholder's basis in its Units prior to the sale, the Unitholder would recognize gain on the distribution. Any such gain generally would be taxed as a long-term or short-term capital gain depending on a Unitholder's holding period in its Units. To the extent that a Unitholder's basis in its Units prior to the sale exceeded the sum of the cash received by the Unitholder in such distribution plus the Unitholder's allocable share of the Partnership's debt assumed in the sale, the Unitholder would recognize a loss on the distribution if the distribution was received in final liquidation of the Partnership. Any such loss generally would be taxed as a long-term or short-term capital loss depending on the Unitholder's holding period in its Units.

     As described in the Offer to Purchase, this summary does not address all of the tax consequences that may be applicable to Unitholders and to certain categories of Unitholders in connection with a sale of Units pursuant to the Offer to Purchase, nor does the summary address all of the tax consequences that may be applicable to Unitholders and certain categories of Unitholders in connection with a sale of assets. ACCORDINGLY, UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC INCOME TAX CONSEQUENCES OF THE PROPOSED TRANSAC-

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TIONS, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND
FOREIGN TAX LAWS.

OTHER TERMS.

     Except as modified as described above, the terms of the Offer and other information set forth in the original Offer to Purchase continue in full force and effect.

     If you have already tendered your Units, and wish to have them all purchased at the new higher price, you do not need to do anything more. If you have not tendered and wish to do so now, you should either (1) complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to the Depositary or (2) request your broker, dealer, bank, trust, partnership, or other nominee to effect the transaction for you. If your Units are registered in the name of a broker, dealer, bank, trust, partnership, or other nominee, you MUST contact such person if you desire to tender your Units.

     If you have any questions, you can call the Information Agent at (800) 223-2064 (toll-free).

                                          ARVP ACQUISITION, L.P.

October 31, 2001

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     Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal and any other required documents should be sent or delivered by you or your broker, dealer, bank, trust, partnership, or other nominee to the Depositary at its address set forth below:

                        ALPINE FIDUCIARY SERVICES, INC.

           By Mail:                        By Hand:                 By Overnight Delivery:
   c/o Georgeson Shareholder       c/o Georgeson Shareholder       c/o Georgeson Shareholder
      Communications Inc.             Communications Inc.             Communications Inc.
         P.O. Box 2065            17 State Street, 28th Floor          111 Commerce Road
South Hackensack, NJ 07606-9974       New York, NY 10004              Carlstadt, NY 07072
                                                                  Attn: Reorganization Dept.

                           By Facsimile Transmission:
                                 (201) 460-2889

              Confirmation Receipt of Facsimile by Telephone Only:
                                 (201) 896-5648

     Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal, and other tender offer materials may be obtained from the Information Agent, and will be furnished promptly at our expense. You may also contact your broker, dealer, bank, trust, partnership, or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                   GEORGESON SHAREHOLDER COMMUNICATIONS INC.
                          17 State Street, 10th Floor
                            New York, New York 10004

                     Banks and Brokers Call: (212) 440-9800
                All Others Please Call Toll-Free: (800) 223-2064